Exhibit 99.1

YS Biopharma Announces Results of Extraordinary General Meeting and Responds to False Statements about the Meeting

GAITHERSBURG, Md., Feb. 16, 2024 /PRNewswire/ -- YS Biopharma Co., Ltd. (Nasdaq: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced the results of its extraordinary general meeting (the “EGM”) held on February 16, 2024 in Seattle, United States. The Company’s shareholders voted against each of the following resolutions:

1.	The following Directors be removed from office with immediate effect: (i) Mr Hui Shao; (ii) Mr Bo Tan; (iii) Dr Ajit Shetty; (iv) Dr Viren Mehta; (v) Mr Shaojing Tong and (vi) Ms Rachel Yu.

2.	The following persons be elected as Directors with immediate effect: (i) Ms Nan Zhang; (ii) Ms Yun (Monica) Zhang; (iii) Mr Lui Chi Keung (Peter); (iv) Mr Jing Xian Li.

As of the close of business on the EGM’s record date of February 8, 2024, the Company had 188,327,959 ordinary shares issued and outstanding. Members holding 97,272,542 ordinary shares cast their votes at the EGM. The results of the vote on each of the resolutions submitted for shareholder approval at the EGM were zero vote in favor and 97,272,542 votes against.

The Company also cautions investors not to rely on the false, unsubstantiated and misleading statements made by Mr. Yi Zhang and his associates regarding the EGM and the Company contained in the document available here: https://www.prnewswire.com/news-releases/shareholders-led-by-yi-zhang-announce-successful-results-of-removal-of-directors-and-election-of-new-directors-of-ys-biopharma-co-ltd-302064477.html. Pursuant to Article 63 of the Company’s Articles of Association (the “Articles”), the Chairperson of the Board of Directors of the Company (the “Board”) shall preside as Chairperson at the EGM. Further, Article 88 of the Articles permits a director to attend and be heard on any motion for his removal. Dr. Ajit Shetty, chairperson of the Board, and Dr. Hui Shao, a director of the Company, were denied rightful entry to the offices of DLA Piper LLP (US), 701 5th Avenue #6900, Seattle, WA 98104, United States where the EGM was originally to be held.

On February 16, 2024, the Company obtained an injunction order from the Grand Court of the Cayman Islands which restrain Mr. Yi Zhang, Ms. Nan Zhang, Ms. Yun (Monica) Zhang, Mr. Lui Chi Keung and Mr. Jing Xian Li from:

(1)	holding themselves out to be directors of the Company and from taking any steps to exercise any powers as though they were directors;

(2)	issuing any press release or filing any document with the United States Securities and Exchange Commission or any other government body either in the Cayman Islands or elsewhere which asserts that (i) they are directors of the Company and/or (ii) that they have been appointed pursuant to a validly constituted EGM; and

(3)	taking any steps authority for which is purportedly derived from any director resolution or other decision taken by them purportedly acting in the capacity of a director or holding out that any such resolution has been properly passed or any decision has been validly taken.

A copy of the injunction order has been posted on the Company’s “Investor Relations” website at https://investor.ysbiopharm.com/static-files/1c2b506b-557c-42bd-8045-c654e9bf6344.

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a series of preventive and therapeutic biologics with a potential for improved Rabies, Coronavirus, Hepatitis B, Influenza, and Shingles vaccines. YS Biopharma operates in China, the United States, Singapore and the Philippines, and is led by a management team that combines rich local expertise and global experience in the bio-pharmaceutical industry. For more information, please visit investor.ysbiopharm.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of the Company, the development progress of all product candidates, the progress and results of all clinical trials, the Company’s ability to source and retain talent, and the cash position of the Company following the closing of the Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of YS Biopharma’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although YS Biopharma believes that it has a reasonable basis for each forward-looking statement contained in this press release, YS Biopharma cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by YS Biopharma from time to time with the U.S. Securities and Exchange Commission (“SEC”). These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

YS Biopharma cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of the marketed vaccine product and the clinical trial development results of the product candidates of YS Biopharma, and other risks and uncertainties, including those included under the heading “Risk Factors” in the post-effective amendment No. 2 to Form F-1 filed with the SEC on January 23, 2024 which became effective on January 25, 2024, and other filings with the SEC. There may be additional risks that YS Biopharma does not presently know or that YS Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, YS Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

Robin Yang

Partner, ICR, LLC

Tel: +1 (212) 537-4035

Email: YSBiopharma.IR@icrinc.com

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